UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29386 / August 25, 2010

In the Matter of	:
	:
Millington Securities, Inc.	:
Millington Unit Investment Trusts	:
	:
222 S. Mill Street	:
Naperville, Illinois 60540	:
	:
(812-13709-01)	:
	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B) AND (C) OF THE ACT
AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION
FROM SECTION 17(a) OF THE ACT

Millington Securities, Inc. and Millington Unit Investment Trusts filed an application on October 2, 2009, and amendments to the application on November 20, 2009, December 2, 2009, April 26, 2010 and July 7, 2010. Applicants requested an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A), (B) and (C) of the Act and under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. The order would permit certain registered unit investment trusts to acquire shares of registered investment companies both within and outside the same group of investment companies.

On July 30, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29375). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B) and (C) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Millington Securities, Inc. and Millington Unit Investment Trusts (File No. 812-13709-01) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary